UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam General Counsel and Chief Compliance Officer Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 917296204	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock ("Shares") beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC ("Piton").  The Reporting Person is a member of Piton, along with other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC ("Kokino").  Includes (i) 550,000 Shares and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.
(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,142,999 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2017 and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

CUSIP No. 917296204	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents Shares beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton.  The Reporting Person is a member of Piton, along with other Family Clients of Kokino.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.
(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,142,999 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2017 and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

CUSIP No. 917296204	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,757,837 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,757,837 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,757,837 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Averick is employed as a Portfolio Manager at Kokino, which is a family office that provides investment management services only to its Family Clients, including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton.  As a Portfolio Manager at Kokino, Mr. Averick manages the Trust's, M3C's and Piton's respective investments in the Shares.  Therefore, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 4,757,837 Shares, which is the sum of the Common Stock beneficially owned by the following Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 3,358,837 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick, Piton Capital Management LLC ("PCM") and Kokino have no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest Mr. Averick owns in Piton (which minority interest may be held directly and, from time to time, indirectly through PCM).  Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).
(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,142,999 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2017; (ii) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust; and (iii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.

CUSIP No. 917296204	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,358,837 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,358,837 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,358,837 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.7% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 1,000,000 shares beneficially owned by Piton under options (the "Options") it acquired on December 20, 2016 from each of Messrs. Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of uSell.com, Inc.) and a director of uSell.com, Inc., and Scott Tepfer, President of We Sell Cellular LLC (each, a "Tepfer Seller").  Each Option grants Piton the right to acquire up to 500,000 Shares from the applicable Tepfer Seller for $1.00 per share.  The Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
(2)  Piton is a pooled investment vehicle formed for the benefit of Family Clients of Kokino.  The Trust, M3C and Mr. Averick are members of Piton.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  As disclosed above, Robert Averick, in his capacity as an employee of Kokino, manages Piton's investment in the Shares referenced above (the "Piton Shares"). PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Piton Shares is ultimately attributed to Piton.
(3)  This calculation is rounded to the nearest tenth and is based upon 20,142,999 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2017.

CUSIP No. 917296204	SCHEDULE 13D	Page 6 of 12 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on December 30, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.  The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.
Item 2.      Source and Amount of Funds or Other Consideration.

Paragraphs (c), (d), (e) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
(c)	(i) The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler.
    (ii) The principal business of M3C is to act as a family holding company and make various investments from time to time for the benefit of its sole owner, Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004 (the "Mary Corson Trust").  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.
    (iii) Robert Averick is a Portfolio Manager at Kokino LLC ("Kokino"), which is a family office that provides investment management services only to its family clients (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons.
    (iv) The principal business of Piton is to act as a pooled investment vehicle for various Family Clients of Kokino, including the Trust, M3C and Robert Averick.  Kokino is a single family office that provides investment management services only to Jonathan D. Sackler, his family and other Family Clients of Kokino (including the Trust, M3C and Piton).
    Piton is managed by its managing member, Piton Capital Management LLC, a Delaware limited liability company ("PCM").  PCM is in turn managed by its managing member, Kokino (which is also a Delaware limited liability company).  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's investment in the Shares.  The business address of PCM is the same as Piton's and Kokino's.

CUSIP No. 917296204	SCHEDULE 13D	Page 7 of 12 Pages

(d)	Each of the Reporting Persons, PCM and Kokino have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Each of the Reporting Persons, PCM and Kokino have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) The Trust is a Connecticut trust.
      (ii) M3C is a Delaware limited liability company.
      (iii) Mr. Averick is a United States citizen.
      (iv) Piton is a Delaware limited liability company.
Item 3.      Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of June 2, 2017, the Reporting Persons had collectively purchased an aggregate of 3,332,837 Shares over the course of various purchases totaling approximately $5 million.  The Trust is also able to acquire 275,000 Shares under previously issued warrants that are immediately exercisable, and M3C is able to acquire 150,000 Shares under previously issued warrants that are immediately exercisable.  Additionally, Piton beneficially owns an additional 1,000,000 Shares under options (the "Options") it acquired on December 20, 2016 from each of Messrs. Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of the Company) and a director of the Company, and Scott Tepfer, President of We Sell Cellular LLC (each, a "Tepfer Seller").  Each Option grants Piton the right to acquire up to 500,000 Shares from the applicable Tepfer Seller for $1.00 per share.  The Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
Shares reported herein as beneficially owned by the Trust, M3C and Piton are held from time to time in margin accounts established with such Reporting Person's prime broker(s).  Therefore, a portion of the purchase price for the Shares may have been obtained through margin borrowing. Such Shares are held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies. Positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. Each Reporting Person used cash on hand to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing.

CUSIP No. 917296204	SCHEDULE 13D	Page 8 of 12 Pages

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.
Robert Averick and other representatives and advisers of Kokino, which provides investment management services to the Reporting Persons, have engaged in discussions with management of the Company and other shareholders of the Company concerning the Company's strategy, business and operations, and may continue to engage in such discussions with the Company (including its officers and directors), other shareholders of the Company and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management of the Company.  Mr. Averick and Kokino's other representatives and advisers may, on behalf of the Reporting Persons, consider, formulate, discuss and seek to cause the Company to implement various plans or proposals intended to enhance shareholder value, including plans or proposals that may involve changes to board structure and composition, capital allocation, portfolio diversification and strategic transactions (including joint ventures).  Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Issuer; and other factors deemed relevant.
Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 917296204	SCHEDULE 13D	Page 9 of 12 Pages

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	4.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	4.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	4.0%

	2. M3C3
	Sole Voting Power	450,000	2.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	2.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	2.2%

	3. Mr. Averick[4]
	Sole Voting Power	-0-	0%
	Shared Voting Power	4,757,837	23.1%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	4,757,837	23.1%
	Aggregate Voting and Dispositive Power	4,757,837	23.1%

	4. Piton[5]
	Sole Voting Power	3,358,837	16.7%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	3,358,837	16.7%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	3,358,837	16.7%

1 This calculation is rounded to the nearest tenth and is based upon 20,142,999 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2017.
2 Leslie J. Schreyer, the sole Trustee of the Trust, has no pecuniary interest in the Shares held by the Trust. The beneficiaries of the Trust are the issue of Jonathan D. Sackler.  The Trust is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by the Trust include (i) 550,000 Shares purchased by the Trust and (ii) 275,000 Shares issuable under warrants that are immediately exercisable, but does not include any Shares beneficially owned by Piton.
3 M3C is a Delaware limited liability company wholly-owned by the Mary Corson Trust.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.  M3C is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by M3C include (i) 300,000 Shares purchased by M3C and (ii) 150,000 Shares issuable under warrants that are immediately exercisable, but does not include any Shares beneficially owned by Piton.
4 Mr. Averick is employed as a Portfolio Manager at Kokino and he manages the Trust's, M3C's and Piton's respective investments in the Shares.  Therefore, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 4,757,837 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 3,358,837 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick, Kokino and PCM have no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest Mr. Averick owns in Piton (which minority interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).  The Shares and percent of class beneficially owned by Mr. Averick include (i) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust and (ii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.
5 Piton is a pooled investment vehicle formed for the benefit of Family Clients of Kokino.  The Trust, M3C and Mr. Averick are members of Piton.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Piton Shares is ultimately attributed to Piton. The Shares and percent of class beneficially owned by Piton includes the shares beneficially owned by Piton under the Options.

CUSIP No. 917296204	SCHEDULE 13D	Page 10 of 12 Pages

(c)
At the transactions' closings on June 2, 2017, Scott Tepfer sold 679,418 Shares at $1.00 per share to Piton and Brian Tepfer sold 679,419 Shares to Piton at $1.00 per share in simultaneous private transactions.

(d)
Kokino provides investment management services to the Trust, M3C and Piton.  In this capacity Kokino shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 4,633,837 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Items 5(a) and (b): (x) 825,000 Shares beneficially owned by the Trust; (y) 450,000 Shares beneficially owned by M3C; and (z) 3,358,837 Shares beneficially owned by Piton.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
On December 20, 2016, each Tepfer Seller sold 500,000 Shares at $1.00 per share to Piton (the "2016 Tepfer Purchased Shares"), along with the Options.  Each Tepfer Seller sold the 2016 Tepfer Purchased Shares and issued the Options to Piton in simultaneous private transactions pursuant to a Common Stock Purchase and Option Agreement dated December 20, 2016 by and between Piton and each Tepfer Seller (each, a "2016 Purchase Agreement" and collectively the "2016 Purchase Agreements").
Additionally, at the transactions' closings on June 2, 2017, Scott Tepfer sold 679,418 Shares at $1.00 per share to Piton and Brian Tepfer sold 679,419 Shares to Piton at $1.00 per share (collectively, the "2017 Tepfer Purchased Shares").  Each Tepfer Seller sold the 2017 Tepfer Purchased Shares to Piton in private transactions pursuant to a Common Stock Purchase Agreement by and between Piton and each Tepfer Seller (each, a "2017 Purchase Agreement" and collectively the "2017 Purchase Agreements").

CUSIP No. 917296204	SCHEDULE 13D	Page 11 of 12 Pages

References to, and descriptions of, each 2016 Purchase Agreement, each 2017 Purchase Agreement as set forth in this Item 6 are qualified in their entirety by the terms of such agreements, copies of which are filed herewith as Exhibit C, Exhibit D, Exhibit F, Exhibit G and Exhibit H, respectively, and incorporated by reference herein.
As an inducement to Piton to enter into each 2016 Purchase Agreements, the Company granted "demand" and "piggy back" registration rights to Piton and the other Reporting Persons for as long as they qualify as clients of Kokino (the "Kokino Clients") pursuant to a Registration Rights Agreement, dated December 20, 2016 (the "Registration Rights Agreement"). If the demand registration rights are exercised in accordance with the terms and conditions of the Registration Rights Agreement, the Kokino Clients who participate in the registration will severally, not jointly, reimburse the Company for the Kokino Clients' pro rata portion of certain expenses incurred in connection with the demand registration based on the number of Shares held by the Kokino Clients that are included in the registration statement.  The Kokino Clients may only exercise their demand registration rights from time to time when the Company is obligated to file its Form 10-K or a Form 10-Q.  References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit E and incorporated by reference herein.
From time to time, the Trust, M3C and Piton may hold a portion of their assets, which may include some of the Issuer's securities, in prime brokerage accounts at one or more institutions, which accounts may provide the Trust, M3C and Piton with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer's securities owned by the Trust, M3C or Piton are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following in appropriate alphabetical order:
Exhibit F.	Common Stock Purchase Agreement by and between Piton Capital Partners LLC and Brian Tepfer.
Exhibit G.	Common Stock Purchase Agreement by and between Piton Capital Partners LLC and Scott Tepfer.

CUSIP No. 917296204	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2017
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Douglas Kline
Name: Douglas Kline Title: Chief Operating Officer

Exhibit F

COMMON STOCK PURCHASE AGREEMENT

This COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is dated May 23, 2017 ("Agreement Date") by and between Piton Capital Partners LLC (the "Purchaser") and Brian Tepfer (the "Seller").

RECITALS

A.
The Seller is the owner of not less than 679,419 shares of the common stock, par value $0.0001 per share (the "Shares" or "Purchased Shares"), of uSell.com, Inc., a Delaware corporation (the "Company"); and

B.	The Purchaser wishes to purchase, and the Seller wishes to sell, the Purchased Shares on the terms and conditions set forth in this Agreement.

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Purchase and Sale. The Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser free and clear of all Encumbrances (as defined in Section 2(d)), and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, for consideration of One Dollar ($1.00) per Purchased Share or an aggregate of $679,419.00 (the "Purchase Price"). The Purchase Price shall be paid by the Purchaser wiring such amount, in immediately available funds, to an account with Chadbourne & Parke LLP (the "Escrow Agent") as escrow agent for the parties in accordance with the instructions in Annex I hereto (the "Escrow Account") within five (5) Business Days after Purchaser's and Seller's exchange of signed counterpart signature pages to this Agreement (the "Execution Date").  Thereafter, upon Escrow Agent's receipt of a certificate representing the Purchased Shares (the "Certificate"), Escrow Agent shall transfer the Purchase Price to an account designated by Seller in accordance with the instructions in Annex I hereto (the "Seller's Account") and shall deliver the Certificate to Purchaser.  The Certificate shall be duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto.  The term "Business Day" shall mean a day (excluding Saturdays, Sundays and public holidays) on which banks are open for all forms of normal commercial business in New York City.  For purposes of this Agreement, a party's timely delivery of any payment or document to Escrow Agent shall constitute timely delivery of such payment or document by that party.  The parties acknowledge and agree that the Purchased Shares are not "Option Shares" (as defined in that certain Common Stock Purchase and Option Agreement dated December 20, 2016 between Purchaser and Seller (as may be amended from time to time, the "Common Stock Purchase and Option Agreement"), and the Purchaser's purchase of the Purchase Shares under this Agreement does not reduce or otherwise impact the Option (as defined in the Common Stock Purchase and Option Agreement).

2.          Representations and Warranties of the Seller.  In order to induce the Purchaser to purchase the Purchased Shares, Seller represents and warrants that as of the Agreement Date:

a.	Seller has full power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

b.
Seller's execution, delivery, and performance of this Agreement has not resulted and will not result in a conflict, breach or violation of any provision of (i) any statute, law, writ, order, rule or regulation of any governmental authority applicable to Seller; (ii) any judgment, injunction, decree or determination applicable to Seller; or (iii) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which Seller may be a party, by which Seller may be bound or to which any of the assets of Seller is subject.

c.
 (i) This Agreement (A) has been duly and validly executed and delivered by Seller and (B) is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and (ii) no notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other person is, will be, or was required for Seller to execute, deliver, and perform its obligations under this Agreement, assuming that the representations and warranties of Purchaser are true and correct.

d.
Seller is the sole legal and beneficial owner of and has good title to the Purchased Shares, free and clear of any charge, claim, hypothecation, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, security arrangement, mortgage, easement, encroachment, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or other adverse claim against title of any kind ("Encumbrance"). The Purchased Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.
No proceedings are pending against Seller or to Seller's knowledge, threatened against Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Purchased Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.
Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment for, the Purchased Shares than is received by other holders holding Shares of the same tranche, class or type as the Purchased Shares.

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g.
No broker, finder or other entity acting under Seller's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.
Seller acknowledges that the consideration given for the purchase by the Purchaser of the Purchased Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Purchased Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.
Seller (i) is a sophisticated seller with respect to the sale of the Purchased Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given Seller any investment advice, credit information, or opinion on whether the sale of the Purchased Shares is prudent.

j.
Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to Seller and that may be material to a decision to sell the Purchased Shares ("Seller Excluded Information"), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.
The Purchased Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), are "restricted securities" as defined in Rule 144 under the Act, and may not be offered, sold or otherwise transferred in the absence of an effective registration statement with respect to the Purchased Shares or an exemption from the registration requirements under the Act. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Purchased Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could adversely affect the Purchased Shares or Purchaser rights and remedies under this Agreement.

m.
Seller has not and, to the best of Seller's knowledge, no one acting on its behalf has, taken any action, other than in connection with the transactions contemplated by this Agreement, which could subject the sale of the Purchased Shares to Section 5 of the Act.

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n.
Seller is fully aware that, with regard to the sale of the Purchased Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties. No representation or warranty by Seller in this Agreement and no statement contained in this Agreement or any certificate or other document furnished or to be furnished to Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

o.
The Purchased Shares transferred to Purchaser hereunder are being delivered pursuant to an exemption from the registration requirements under the Act in reliance upon the representations and warranties of Purchaser.

p.
Seller is not a "foreign person" as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code")) during the applicable period specified in Section 897(c)(1)(a) of the Code.

q.
To Seller's knowledge, there has been no event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company since the date of the Company's last public filing pursuant to the Act or the Securities Exchange Act of 1934, as the case may be, and the applicable rules and regulations promulgated thereunder.  "Material Adverse Effect" means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (ii) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

3.          Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Purchased Shares as of the Agreement Date:

a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Purchased Shares;

b.
The Purchaser is a sophisticated institutional investor that is an "accredited investor" within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Purchased Shares and is able to bear the economic risk of such investment.

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c.	The Purchaser is acquiring the Purchased Shares and for its own account, and not with a view to, or for sale in connection with any, distribution thereof.

d.	The Purchased Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.
Purchaser acknowledges that the Purchased Shares and purchased pursuant to this Agreement will be "restricted securities" as defined in Rule 144 under the Act and may not be offered, sold or otherwise transferred by Purchaser in the absence of an effective registration statement with respect to the Purchased Shares or an exemption from the registration requirements under the Act.

f.	Purchaser acknowledges that the certificate(s) representing the Purchased Shares will contain a standard securities law restrictive legend.

4.	Seller Covenants.

a.
 Seller agrees to take all actions as may be required, including delivery of opinions of counsel, to effect the transfer of the Purchased Shares purchased by Purchaser and to register Purchaser as the record owner of such Purchased Shares and on the stock transfer records of the Company.

b.
From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares.

c.
On demand of Purchaser and prior to closing the purchase of the Purchased Shares, Seller agrees to deliver to Purchaser a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code.

d.
All transfer, documentary, sales, use, stamp, registration, value added and other such taxes, expenses, costs and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer tax and any other similar tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file or submit any tax return or other document with respect to such taxes, expenses, costs or fees (and Purchaser shall cooperate with respect thereto as necessary).

5.	Indemnification.

a.
 Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney's fees) (collectively "Damages") that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein.

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b.
Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein.

c.	All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

6.	Miscellaneous.

a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney's fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.
Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6(b)):

If to Seller:

Brian Tepfer
We Sell Cellular LLC
150 Executive Drive
Ste Q
Edgewood, NY 11717
E-mail: btepfer@wesellcellular.com

with a copy to:

Nason, Yeager, Gerson, White & Lioce, PA
3001 PGA Blvd, Suite 305
Palm Beach Gardens, FL 33410
E-mail: mharris@nasonyeager.com
Attention: Michael D. Harris, Esq.

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If to Purchaser:

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
E-mail: glynam@kokino.com; raverick@kokino.com
Attention: Garrett Lynam

with a copy to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
E-mail: fvellucci@chadbourne.com
Attention: Frank S. Vellucci

c.
Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

d.	Governing Law; Submission to Jurisdiction.

i.
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

ii.
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

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iii.
EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

e.
Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

f.
Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party.

g.
Amendment and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

h.
Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

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i.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

j.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the Agreement Date.

SELLER:

     /s/ Brian Tepfer
Brian Tepfer

PURCHASER:

PITON CAPITAL PARTNERS LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:     /s/ Stephen A. Ives
      Name: Stephen A. Ives
      Title: Vice President

Exhibit G

COMMON STOCK PURCHASE AGREEMENT

This COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is dated May 23, 2017 ("Agreement Date") by and between Piton Capital Partners LLC (the "Purchaser") and Scott Tepfer (the "Seller").

RECITALS

A.
The Seller is the owner of not less than 679,418 shares of the common stock, par value $0.0001 per share (the "Shares" or "Purchased Shares"), of uSell.com, Inc., a Delaware corporation (the "Company"); and

B.	The Purchaser wishes to purchase, and the Seller wishes to sell, the Purchased Shares on the terms and conditions set forth in this Agreement.

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Purchase and Sale. The Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser free and clear of all Encumbrances (as defined in Section 2(d)), and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, for consideration of One Dollar ($1.00) per Purchased Share or an aggregate of $679,418.00 (the "Purchase Price"). The Purchase Price shall be paid by the Purchaser wiring such amount, in immediately available funds, to an account with Chadbourne & Parke LLP (the "Escrow Agent") as escrow agent for the parties in accordance with the instructions in Annex I hereto (the "Escrow Account") within five (5) Business Days after Purchaser's and Seller's exchange of signed counterpart signature pages to this Agreement (the "Execution Date").  Thereafter, upon Escrow Agent's receipt of a certificate representing the Purchased Shares (the "Certificate"), Escrow Agent shall transfer the Purchase Price to an account designated by Seller in accordance with the instructions in Annex I hereto (the "Seller's Account") and shall deliver the Certificate to Purchaser.  The Certificate shall be duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto.  The term "Business Day" shall mean a day (excluding Saturdays, Sundays and public holidays) on which banks are open for all forms of normal commercial business in New York City.  For purposes of this Agreement, a party's timely delivery of any payment or document to Escrow Agent shall constitute timely delivery of such payment or document by that party.  The parties acknowledge and agree that the Purchased Shares are not "Option Shares" (as defined in that certain Common Stock Purchase and Option Agreement dated December 20, 2016 between Purchaser and Seller (as may be amended from time to time, the "Common Stock Purchase and Option Agreement"), and the Purchaser's purchase of the Purchase Shares under this Agreement does not reduce or otherwise impact the Option (as defined in the Common Stock Purchase and Option Agreement).

2.          Representations and Warranties of the Seller. In order to induce the Purchaser to purchase the Purchased Shares, Seller represents and warrants that as of the Agreement Date:

a.	Seller has full power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

b.
Seller's execution, delivery, and performance of this Agreement has not resulted and will not result in a conflict, breach or violation of any provision of (i) any statute, law, writ, order, rule or regulation of any governmental authority applicable to Seller; (ii) any judgment, injunction, decree or determination applicable to Seller; or (iii) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which Seller may be a party, by which Seller may be bound or to which any of the assets of Seller is subject.

c.
 (i) This Agreement (A) has been duly and validly executed and delivered by Seller and (B) is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and (ii) no notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other person is, will be, or was required for Seller to execute, deliver, and perform its obligations under this Agreement, assuming that the representations and warranties of Purchaser are true and correct.

d.
Seller is the sole legal and beneficial owner of and has good title to the Purchased Shares, free and clear of any charge, claim, hypothecation, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, security arrangement, mortgage, easement, encroachment, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or other adverse claim against title of any kind ("Encumbrance"). The Purchased Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.
No proceedings are pending against Seller or to Seller's knowledge, threatened against Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Purchased Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.
Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment for, the Purchased Shares than is received by other holders holding Shares of the same tranche, class or type as the Purchased Shares.

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g.
No broker, finder or other entity acting under Seller's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.
Seller acknowledges that the consideration given for the purchase by the Purchaser of the Purchased Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Purchased Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.
Seller (i) is a sophisticated seller with respect to the sale of the Purchased Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given Seller any investment advice, credit information, or opinion on whether the sale of the Purchased Shares is prudent.

j.
Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to Seller and that may be material to a decision to sell the Purchased Shares ("Seller Excluded Information"), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.
The Purchased Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), are "restricted securities" as defined in Rule 144 under the Act, and may not be offered, sold or otherwise transferred in the absence of an effective registration statement with respect to the Purchased Shares or an exemption from the registration requirements under the Act. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Purchased Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could adversely affect the Purchased Shares or Purchaser rights and remedies under this Agreement.

m.
Seller has not and, to the best of Seller's knowledge, no one acting on its behalf has, taken any action, other than in connection with the transactions contemplated by this Agreement, which could subject the sale of the Purchased Shares to Section 5 of the Act.

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n.
Seller is fully aware that, with regard to the sale of the Purchased Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties. No representation or warranty by Seller in this Agreement and no statement contained in this Agreement or any certificate or other document furnished or to be furnished to Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

o.
The Purchased Shares transferred to Purchaser hereunder are being delivered pursuant to an exemption from the registration requirements under the Act in reliance upon the representations and warranties of Purchaser.

p.
Seller is not a "foreign person" as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code")) during the applicable period specified in Section 897(c)(1)(a) of the Code.

q.
To Seller's knowledge, there has been no event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company since the date of the Company's last public filing pursuant to the Act or the Securities Exchange Act of 1934, as the case may be, and the applicable rules and regulations promulgated thereunder.  "Material Adverse Effect" means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (ii) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

3.          Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Purchased Shares as of the Agreement Date:

a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Purchased Shares;

b.
The Purchaser is a sophisticated institutional investor that is an "accredited investor" within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Purchased Shares and is able to bear the economic risk of such investment.

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c.	The Purchaser is acquiring the Purchased Shares and for its own account, and not with a view to, or for sale in connection with any, distribution thereof.

d.	The Purchased Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.
Purchaser acknowledges that the Purchased Shares and purchased pursuant to this Agreement will be "restricted securities" as defined in Rule 144 under the Act and may not be offered, sold or otherwise transferred by Purchaser in the absence of an effective registration statement with respect to the Purchased Shares or an exemption from the registration requirements under the Act.

f.	Purchaser acknowledges that the certificate(s) representing the Purchased Shares will contain a standard securities law restrictive legend.

4.	Seller Covenants.

a.
 Seller agrees to take all actions as may be required, including delivery of opinions of counsel, to effect the transfer of the Purchased Shares purchased by Purchaser and to register Purchaser as the record owner of such Purchased Shares and on the stock transfer records of the Company.

b.
From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares.

c.
On demand of Purchaser and prior to closing the purchase of the Purchased Shares, Seller agrees to deliver to Purchaser a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code.

d.
All transfer, documentary, sales, use, stamp, registration, value added and other such taxes, expenses, costs and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer tax and any other similar tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file or submit any tax return or other document with respect to such taxes, expenses, costs or fees (and Purchaser shall cooperate with respect thereto as necessary).

5.	Indemnification.

a.
 Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney's fees) (collectively "Damages") that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein.

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b.
Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein.

c.	All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

6.	Miscellaneous.

a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney's fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.
Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6(b)):

If to Seller:

Scott Tepfer
We Sell Cellular LLC
150 Executive Drive
Ste Q
Edgewood, NY 11717
E-mail: stepfer@wesellcellular.com

with a copy to:

Nason, Yeager, Gerson, White & Lioce, PA
3001 PGA Blvd, Suite 305
Palm Beach Gardens, FL 33410
E-mail: mharris@nasonyeager.com
Attention: Michael D. Harris, Esq.

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If to Purchaser:

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
E-mail: glynam@kokino.com; raverick@kokino.com
Attention: Garrett Lynam

with a copy to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
E-mail: fvellucci@chadbourne.com
Attention: Frank S. Vellucci

c.
Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

d.	Governing Law; Submission to Jurisdiction.

i.
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

ii.
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

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iii.
EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

e.
Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

f.
Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party.

g.
Amendment and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

h.
Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

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i.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

j.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the Agreement Date.

SELLER:

     /s/ Scott Tepfer
Scott Tepfer

PURCHASER:

PITON CAPITAL PARTNERS LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:     /s/ Stephen A. Ives
      Name: Stephen A. Ives
      Title: Vice President